

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 11, 2023

Jason Hanson
Chief Executive Officer
enGene Holdings Inc.
7171 Rue Frederick Banting
Saint-Laurent, QC H4S IZ9, Canada

Re: enGene Holdings Inc.
   Amendment No. 1 to Registration Statement on Form S-4
   Filed August 30, 2023
   File No. 333-273851

Dear Jason Hanson:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our August 22, 2023 letter.

Amendment No. 1 to Registration Statement on Form S-4

Exhibit 5.1, page II-4

1. We note assumptions (j) and (k) in the legal opinion filed as Exhibit 5.1. Rather than assuming conclusions of law that are necessary for the opinion delivered in the legal opinion filed as Exhibit 5.2, counsel should revise to also provide an opinion that each of the registrant and enGene Inc. is validly existing, has the power to create the obligations under the Warrant Agreement and the Warrant Amendment Agreement and has taken the required steps to authorize entering into those agreement under the law of each such entity's jurisdiction of organization. For guidance, refer to Section II.B.1.f of Staff Legal Bulletin No. 19 and footnote 22 thereto.

Exhibit 8.2, page II-4

2.   It appears that you have filed a "short-form" tax opinion as Exhibit 8.2. We note that counsel has opined that the discussion in the section of the registration statement entitled "Material U.S. Federal Income Tax Consideration – Consequences to U.S. Holders of New enGene Securities of the Ownership and Disposition of New enGene Shares or New enGene Warrants" addresses the material U.S. federal income tax consequences to U.S. Holders of New enGene Securities of the ownership and disposition of New enGene Shares or New enGene Warrants (as such terms are defined in the registration statement) and is accurate in all material respects. Please have counsel file an opinion that revises this section to state clearly that the referenced disclosure is the opinion of counsel, as opposed to indicating that the referenced disclosure addresses the material U.S. federal income tax consequences and is accurate. For guidance, refer to Section III.B.2 of Staff Legal Bulletin 19.

You may contact Sasha Parikh at 202-551-3627 or Mary Mast at 202-551-3613 if you have questions regarding comments on the financial statements and related matters. Please contact Doris Stacey Gama at 202-551-3188 or Tim Buchmiller at 202-551-3635 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Howard A. Kenny, Esq.